DynaMotive Energy Systems Corporation

                              FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                           -----------------

                    REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                            FOR JUNE 23 - 27, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable









				FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    June 23, 2003

3.  Press Release
    -------------

    June 23, 2003

4.  Summary of Material Change
    --------------------------

Media  Available
DynaMotive's Erie Flooring Project Approved for a Sustainable Development Technology Canada Funding Contribution

DynaMotive Energy Systems Corp. (OTCBB: DYMTF), a leading clean energy company, today announced that it is one of ten companies approved to receive a funding contribution from Sustainable Development Technology Canada (SDTC), subject to contract negotiation. The total of all funding contributions awarded at this time is CDN$15.6 million.

For the full text of the SDTC announcement along with a description of DynaMotive's project please see DynaMotive's Website. Visit http//: www.DynaMotive.com to download video, audio, text, graphics, and photos on the Company.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A


7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 24th day of June, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.






DYNAMOTIVE ENERGY SYSTEMS CORPORATION            News Release - June 23, 2003

Media  Available
DynaMotive's Erie Flooring Project Approved for a Sustainable Development Technology Canada Funding Contribution

DynaMotive Energy Systems Corp. (OTCBB: DYMTF), a leading clean energy company, today announced that it is one of ten companies approved to receive a funding contribution from Sustainable Development Technology Canada (SDTC), subject to contract negotiation. The total of all funding contributions awarded at this time is CDN$15.6 million.

For the full text of the SDTC announcement along with a description of DynaMotive's project please see DynaMotive's Website. Visit http//: www.DynaMotive.com to download video, audio, text, graphics, and photos on the Company.


For more information on DynaMotive, please call:
Corp Communications Tel: (604) 267-6000
Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005 Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson, Managing Director    Tel: (44) 0207 550 3872
Fax:  (44) 0207 409 2304

US enquiries, contact:
James Acheson, Chief Operating Officer DynaMotive Corporation
Tel: (323) 460-4900     Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission




				FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    June 25, 2003

3.  Press Release
    -------------

    June 25, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), announced today that initial tests carried out under the direction of Professor Paul Watkinson of the University of British Columbia (UBC) established that DynaMotive's BioOil performance is comparable to that of natural gas, confirming the potential for use of BioOil within the pulp and paper industry. The Company further disclosed that it is in discussions with a number of pulp producers who are interested in the technology and could potentially host the full-scale trials when pilot testing is completed later this year.

BioOil is greenhouse gas neutral, does not produce SOx ( sulfur dioxide) emissions during combustion and produces approximately half the NOx (nitrogen oxide) emissions in comparison with fossil fuels. Integrated production and use of BioOil in pulp and paper facilities has the potential of reducing energy costs while cutting greenhouse gas emissions.

Substitution of BioOil for fossil fuels in pulp mill kilns represents a significant market opportunity. In Western Canada alone, 22 kraft pulp mills consume approximately 16 million GJ (giga joules) of fossil fuels (2.6 million BOE) each year in their lime kilns. This energy consumption is equivalent to the BioOil produced by 11 commercial scale BioOil facilities each processing 800 green tonnes of wood residue per day. The global opportunity within the pulp & paper sector alone is estimated to exceed 160 full-scale BioOil plants.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 3rd day of July, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.







DYNAMOTIVE ENERGY SYSTEMS CORPORATION            News Release - June 25, 2003

     DynaMotive's BioOil Matches Natural Gas Performance in Lime Kiln Tests
           Opening Commercial Opportunities in the Pulp & Paper Sector

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that initial tests carried out under the direction of Professor Paul Watkinson of the University of British Columbia (UBC) established that DynaMotive's BioOil performance is comparable to that of natural gas, confirming the potential for use of BioOil within the pulp and paper industry. The Company further disclosed that it is in discussions with a number of pulp producers who are interested in the technology and could potentially host the full-scale trials when pilot testing is completed later this year.

BioOil is greenhouse gas neutral, does not produce SOx ( sulfur dioxide) emissions during combustion and produces approximately half the NOx (nitrogen oxide) emissions in comparison with fossil fuels. Integrated production and use of BioOil in pulp and paper facilities has the potential of reducing energy costs while cutting greenhouse gas emissions.

Substitution of BioOil for fossil fuels in pulp mill kilns represents a significant market opportunity. In Western Canada alone, 22 kraft pulp mills consume approximately 16 million GJ (giga joules) of fossil fuels (2.6 million BOE) each year in their lime kilns. This energy consumption is equivalent to the BioOil produced by 11 commercial scale BioOil facilities each processing 800 green tonnes of wood residue per day. The global opportunity within the pulp & paper sector alone is estimated to exceed 160 full-scale BioOil plants.

"We are pleased with the results of the initial tests. As anticipated, the initial stages of the test program have shown BioOil lime kiln temperature profiles and emissions profiles similar to natural gas. The fully calcined lime characteristics obtained with BioOil were comparable on a macroscopic and a microscopic level to those achieved with natural gas . We look forward to obtaining detailed quantitative comparisons of the performance of BioOil and natural gas to open up a variety of opportunities for application of BioOil as a greenhouse gas neutral alternative to natural gas and other fossil fuels," said Professor Watkinson of UBC. "The tests were conducted at our facilities with the co-operation of DynaMotive technical staff and UBC research staff. We are excited about the results obtained and look forward to continued co-operation with DynaMotive."

DynaMotive's President and CEO Andrew Kingston said, "This is a further step in our BioOil validation program. Establishing early market opportunities for our technology and fuel is critical to our future success. In the last three years, we have validated BioOil as a fuel for power generation and combined heat and power applications with Orenda turbines, combustion characteristics in furnaces with CANMET, lumber kiln applications with Canfor and now lime kiln applications with the assistance of UBC. BioOil is rapidly establishing its potential as a credible alternative to fossil fuels. Naturally, we are very excited about the results and would like to acknowledge the highly
skilled technical teams led by  Professor Watkinson   and DynaMotive's Warren
Johnson."

Partial funding of this program is provided by Industry Canada through Technology Partnerships Canada (TPC) and the Industrial Research Assistance Program (IRAP) of the National Research Council of Canada.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.

For more information on DynaMotive, please call:
Corp Communications Tel: (604) 267-6000
Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005                           Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson, Managing Director               Tel: (44) 0207 550 3872
Fax:  (44) 0207 409 2304

US enquiries, contact:
James Acheson, Chief Operating Officer DynaMotive Corporation
Tel: (323) 460-4900                            Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission




				FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    June 27, 2003

3.  Press Release
    -------------

    June 27, 2003

4.  Summary of Material Change
    --------------------------

    DynaMotive Energy Systems Corp. (OTCBB: DYMTF), today announced that its annual general shareholders' meeting has been rescheduled to September 30th, 2003 due to delays experienced in finalizing its December 31st, 2002 audited financial statements. Delays occurred due to accounting complexities related to wind up of certain of the Company's European operations and due to financial constraints. The Company will be overdue in filing of its year end statements but believes they will be filed with the SEC in approximately a month's time. The Company will also update its audited statements to June 30th, 2003 and will be included in the materials for the annual meeting.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A


8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 30th day of June, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




DYNAMOTIVE ENERGY SYSTEMS CORPORATION            News Release - June 27, 2003
      DynaMotive Announces Rescheduled Shareholders' Meeting Date

Vancouver, BC Canada DynaMotive Energy Systems Corp. (OTCBB: DYMTF), today announced that its annual general shareholders' meeting has been rescheduled to September 30th, 2003 due to delays experienced in finalizing its December 31st, 2002 audited financial statements. Delays occurred due to accounting complexities related to wind up of certain of the Company's European operations and due to financial constraints. The Company will be overdue in filing of its year end statements but believes they will be filed with the SEC in approximately a month's time. The Company will also update its audited statements to June 30th, 2003 and will be included in the materials for the annual meeting.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.



For more information on DynaMotive, please call:
Corp Communications Tel: (604) 267-6000
Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005                          Email: investor@DynaMotive.com
Website: www.DynaMotive.com
In Europe, contact:
Antony Robson, Managing Director              Tel: (44) 0207 550 3872
Fax:  (44) 0207 409 2304
US enquiries, contact:
James Acheson, Chief Operating Officer DynaMotive Corporation
Tel: (323) 460-4900                           Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission